REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the annual and special meeting of shareholders of Tanzanian Royalty Exploration Corporation. held on March 16, 2016 (the “Meeting”), the following sets forth a brief description of each matter which was voted upon at such Meeting.

Common Shares represented at the Meeting:

51,934,382 (48.05%)

Total outstanding Common Shares as at record date (February 9, 2016):

108,088,296

Item Voted Upon	Result of Vote
Ordinary resolution to set the number of directors for the ensuing year at six.	On a show of hands, shareholders approved the resolution. Proxies:
	Votes For	Votes Against
	50,953,943 (100%)	0 (0%)
Ordinary resolution to elect the following nominees as Directors:	On a show of hands, shareholders approved the resolution. Proxies:
James E. Sinclair	Votes For	Votes Withheld
	20,132,373 (98.42%)	322,327 (1.58%)
Norman Betts	Votes For	Votes Withheld
	19,929,183 (97.43%)	525,517 (2.57%)
William Harvey	Votes For	Votes Withheld
	19,836,017 (96.98%)	618,683 (3.02%)
Rosalind Morrow	Votes For	Votes Withheld
	20,206,091 (98.78%)	248,609 (1.22%)
Ulrich E. Rath	Votes For	Votes Withheld
	20,186,891 (98.69%)	267,809 (1.31%)
Ordinary resolution to approve the appointment of Dale Matheson Carr-Hilton Labonte LLE, Chartered Accountants, as auditors and authorize the directors to fix the remuneration of the auditors.	On a show of hands, shareholders approved the resolution. Proxies:
	Votes For	Votes Withheld
	50,471,931 (99.11%)	462,451 (0.89%)
Ordinary resolution to ratify the extension of the Restricted Stock Unit Incentive Plan for an additional five years.	On a show of hands, shareholders approved the resolution. Proxies:
	Votes For	Votes Against
	18,889,751 (92.35%)	1,564,949 (7.65%)

TANZANIAN ROYALTY EXPLORATION CORPORATION

/s/ Donna M. Moroney

Donna M. Moroney,

Corporate Secretary

1